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                              EMPLOYMENT AGREEMENT

                  This Employment Agreement by and among Rohm and Haas Company, a Delaware corporation ("Parent"), Morton International, Inc., an Indiana corporation (the "Company") and S. Jay Stewart (the "Executive") is dated as of the 31st day of January, 1999.

                  WHEREAS, the Company, Parent and Gershwin Acquisition Company, an Indiana corporation and a wholly owned subsidiary of Parent ("Sub"), have entered into an Agreement and Plan of Merger dated as of the 31st day of January, 1999 (the "Merger Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"), following which the Company will be a wholly owned subsidiary of Parent; and

                  WHEREAS, the Executive and the Company are parties to an Executive Employment Agreement dated as of April 1, 1994 (the "Current Employment Agreement"); and

                  WHEREAS, it is acknowledged by the parties hereto that upon either the consummation of the Offer (as defined in the Merger Agreement) or the approval of the Merger by the shareholders of the Company, the Executive will have "Good Reason" to terminate his employment pursuant to the Current Employment Agreement; and

                  WHEREAS, the Company and Parent have determined that it is in the best interests of their respective shareholders to set forth, and the Executive has agreed to set forth, their mutual agreement as to the rights and entitlements of the Executive under the Current Employment Agreement from and after the Effective Time and to provide for the continuing availability to the Company and Parent of the Executive's services and expertise, all on the terms and conditions set forth below;

                  NOW, THEREFORE, it is hereby agreed as follows:

                  1. Effect of this Agreement; Continued Employment. (a) Effective Time. This Agreement shall become effective at the Effective Time (as defined in the Merger Agreement).

                  (b) Position and Duties. From and after the date on which this Agreement becomes effective until the first anniversary thereof (the "Employment Term"), the Executive shall serve as a member of the Board of Directors of Parent (the "Board"), and Parent shall employ the Executive, and the Executive shall serve as a Vice Chairman of the Board, reporting directly to the Chairman of the Board and Chief Executive Officer of the Company and to the Board. The Executive's primary duties and responsibilities shall be to work to ensure a smooth transition and integration of the businesses of Parent and the Company, with such other duties and responsibilities not inconsistent with his position as may be assigned to him from time by the Chairman of the Board and Chief Executive Officer of the Company and the Board.

                  (c) Full-Time Employment. During the Employment Term, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive shall devote reasonable attention and time during normal business hours to the business and affairs of
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Parent and the Company and, to the extent necessary to discharge the responsibilities assigned to the Executive under this Agreement, use the Executive's reasonable best efforts to carry out such responsibilities faithfully and efficiently. It shall not be considered a violation of the foregoing for the Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement.

                  (d) Location. During the Employment Term, the Executive shall be based at the Company's office in Chicago, Illinois, and shall be required to be absent therefrom on travel status or otherwise only to the extent reasonably necessary to discharge his duties hereunder.

                  2. Compensation. (a) Cash Compensation. During the Employment Term, the Executive shall receive cash compensation, payable at such intervals as Parent pays the base salary of its other senior executives, equal to $1,950,000 on an annual basis (which sum represents the aggregate of (i) his current annual base salary of $745,000, (ii) his target annual bonus under the Company's 1999 fiscal year annual incentive plan of $540,000, and (iii) his target long-term incentive plan award for the award cycle that ends at the end of the Company's 1999 fiscal year of $665,000).

                  (b) Other Benefits. During the Employment Term: (i) the Executive shall be entitled to participate in, and shall receive all benefits under, savings and retirement plans, practices, policies and programs on the same basis as other senior executives of Parent; and (ii) the Executive and/or the Executive's family, as the case may be, shall be eligible for participation in, and shall receive all benefits under, welfare benefit plans, practices, policies and programs (including, without limitation, medical, prescription, dental, disability, salary continuance, employee life insurance, group life insurance, accidental death and travel accident insurance plans and programs) on the same basis as other senior executives of Parent.

                  (c) Expenses. During the Employment Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him (in accordance with the policies and procedures established for the senior executive officers of Parent) in performing services hereunder, provided that the Executive properly accounts therefor in accordance with Parent policy.

                  (d) Vacations. During the Employment Term, the Executive shall be entitled to the number of paid vacation days determined by Parent for its senior executive officers, but not less than five weeks in any calendar year or portion thereof during which the Executive is employed. The Executive shall also be entitled to all paid holidays given by the Company to its senior executive officers.

                  (e) Perquisites. During the Employment Period, the Executive shall be entitled to continue to receive all perquisites that he is receiving from the Company as of the date hereof.

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                  3. Termination of Employment. (a) Upon any termination of the
Executive's employment for any reason after the Effective Time (whether or not during the Employment Term), the Executive (or the Executive's family or estate, as applicable) shall be entitled to the payments and benefits set forth below in this Section 3. The date of such termination of employment is hereinafter referred to as the "Date of Termination."

                  (b) The Company shall pay to the Executive (or the Executive's estate, as applicable), in a lump sum in cash within 30 days after the Date of Termination, the product of (i) $2,185,000 (which represents the annualized amount of cash severance, calculated based upon current compensation, to which he is entitled under the Current Employment Agreement) times (ii) a fraction, the numerator of which is the number of days from the Date of Termination through and including September 30, 2003, and the denominator of which is 365.

                  (c) From the Date of Termination through and including September 30, 2003, or such longer period as any plan, program, practice, or policy may provide, Parent shall continue welfare and fringe benefits and perquisites to the Executive and/or the Executive's family at least equal in value to those that would have been provided in accordance with the plans, programs, practices and policies described in clause (i) of Section 2(b) and in
Section 2(e) if the Executive's employment and the Employment Term had continued through September 30, 2003. From and after October 1, 2003, the Executive and his spouse shall be entitled to receive retiree medical benefits ("Retiree Medical Benefits") for life at least equal in value to those in effect as of the date hereof for senior executives of the Company who retire with full benefits. Notwithstanding the foregoing, the Executive may elect for himself and his family (or his surviving spouse may elect) to cease receiving medical benefits pursuant to the first sentence of this Section 3(c) and begin receiving medical benefits pursuant to the second sentence of this Section 3(c) at any time after the Date of Termination and before September 30, 2003.

                  (d) Beginning immediately following the Date of Termination, Parent shall provide the Executive and the Executive's beneficiaries with supplemental pension benefits ("Contract Pension Benefits") such that the monthly Contract Pension Benefits, plus the monthly pension benefits received by them pursuant to all qualified and nonqualified defined benefit pension plans of Parent and the Company, are not less than the monthly benefits set forth in
Schedule I hereto, computed in accordance with Schedule I. Although the Contract Pension Benefits will begin immediately following the Date of Termination, they shall not be subject to any actuarial reduction for early payment.

                  (e) To the extent not theretofore paid or provided, or otherwise specified in this Agreement, the Company shall timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of Parent, the Company or their respective affiliates, in accordance with the terms thereof.

                  (f) The Executive shall not be required to mitigate the amount of any payment, benefit or perquisite provided for in this Section 3 by seeking other employment or otherwise, nor shall the amount of any payment, benefit or perquisite provided for in this Section 3 be

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reduced by any compensation earned by the Executive as the result of employment by another employer after the Date of Termination, or otherwise.

                  4. Unauthorized Disclosure; Inventions. (a) The Executive shall not, without the written consent of the Board or a person authorized thereby, use for his own purposes or disclose to any person, other than an employee of Parent or the Company or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties hereunder, any confidential information obtained by him while in the employ of Parent or the Company, including without limitation confidential information with respect to any of Parent's or the Company's products, improvements, formulas, designs or styles, processes, customers, methods of distribution or methods of manufacture; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by the Executive).

                  (b) (i) Any and all inventions made, developed or created by the Executive (whether at the request or suggestion of Parent or the Company or otherwise, whether alone or in conjunction with others, and whether during regular hours of work or otherwise) during the Employment Term, which may be directly or indirectly useful in, or relate to, the business of or tests being carried out by Parent or the Company or any of its subsidiaries or affiliates, will be promptly and fully disclosed by the Executive to an appropriate executive officer of Parent and shall be Parent's exclusive property as against the Executive, and the Executive will promptly deliver to an appropriate officer of Parent all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid.

                           (ii) The Executive will, upon Parent's request and
without any payment therefor, execute any document necessary or advisable in the opinion of Parent's counsel to direct issuance of patents to the Company with respect to such inventions as are to be Parent's exclusive property as against the Executive under this Section 4(b) or to vest in Parent title to such inventions as against the Executive, the expense of securing any patent, however, to be borne by Parent.

                  (c) The foregoing provisions of this Section 4 shall be subject to and modified by any applicable law providing employee ownership of or rights in inventions under certain circumstances, and shall be binding upon the Executive's heirs, successors and legal representatives.

                  5. Certain Additional Payments. (a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by Parent, the Company or their respective affiliates to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 5) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"),

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then the Executive shall be entitled to receive an additional payment (a
"Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

                  (b) Subject to the provisions of Section 5(c), all determinations required to be made under this Section 5, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Ernst & Young LLP (the "Accounting Firm") which shall provide detailed supporting calculations to Parent, the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by Parent or the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Executive shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by Parent. Any Gross-Up Payment, as determined pursuant to this
Section 5, shall be paid by Parent to the Executive within five days of the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that failure to report the Excise Tax on the Executive's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon Parent, the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Parent or the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that Parent exhausts its remedies pursuant to Section 5(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Parent or the Company to or for the benefit of the Executive.

                  (c) The Executive shall notify Parent in writing of any claim by the Internal Revenue Service that, if successful, would require the payment of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise Parent of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to Parent (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Parent notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

                           (i) give Parent any information reasonably requested
by Parent relating to such claim,

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                           (ii) take such action in connection with contesting
such claim as Parent shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Parent,

                           (iii) cooperate with Parent in good faith in order
effectively to contest such claim, and

                           (iv) permit Parent to participate in any proceedings
relating to such claim;

provided, however, that Parent shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 5(c), Parent shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Parent shall determine; provided, however, that if Parent directs the Executive to pay such claim and sue for a refund, Parent shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Parent's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

                  (d) If, after the receipt by the Executive of an amount advanced by Parent pursuant to Section 5(c), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall promptly pay to Parent the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by Parent pursuant to Section 5(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and Parent does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

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                  6. Successors. (a) This Agreement is personal to the Executive and without the prior written consent of Parent shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

                  (b)This Agreement shall inure to the benefit of and be binding upon Parent, the Company and their respective successors and assigns.

                  (c) Parent and the Company shall each require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that Parent or the Company (as applicable) would be required to perform it if no such succession had taken place. As used in this Agreement, "Parent" and the "Company" shall mean Parent and the Company, respectively, as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

                  7. Miscellaneous. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

                  (b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

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                  If to the Executive:
                           S. Jay Stewart
                           1086 Lake Road
                           Lake Forest, Illinois  60045
                           Facsimile:  (847) 295-5338

                  If to Parent:
                           Rohm and Haas Company
                           100 Independence Mall West
                           Philadelphia, Pennsylvania  19106
                           Attention:  Corporate Secretary
                           Facsimile:  (215) 592-3227

                  with an additional copy to:
                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York  10017
                           Attention:  William E. Curbow, Esq.
                           Facsimile:  (212) 455-2502

                  If to the Company:
                           Morton International, Inc.
                           100 North Riverside Plaza
                           Chicago, Illinois  60606
                           Attention:  Corporate Secretary
                           Facsimile:  (312) 807-2101

                  with an additional copy to:
                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York  10019
                           Attention:  Eric S. Robinson, Esq.
                           Facsimile:  (212) 403-2000

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

                  (c) The invalidity or unenforceability of any provision (or portion thereof) of this Agreement shall not affect the validity or enforceability of any other provision (or portion thereof) of this Agreement.

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                  (d) The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

                  (e) From and after the Effective Time, this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof, including without limitation the Current Employment Agreement.

                  (f) This Agreement may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall constitute but one and the same instrument.

                  (g) The provisions of Sections 3, 4, 5, 6 and 7 of this Agreement shall survive the end of the Employment Term, the termination of the Executive's employment, and the termination of this Agreement for any reason, except as specified in Section 7(h) below.

                  (h) This Agreement shall be null and void, ab initio, and of no further effect if the Merger Agreement is terminated before the Effective Time.

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                  IN WITNESS WHEREOF, the Executive has hereunto set the
Executive's hand and, pursuant to the authorization from their respective Boards of Directors, Parent and the Company have each caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

                                       /s/ S. Jay Stewart
                                       ----------------------------------------
                                           S. Jay Stewart



                                       MORTON INTERNATIONAL, INC.



                                       By /s/ Christopher K. Julsrud
                                          -------------------------------------



                                       ROHM AND HAAS COMPANY



                                       By /s/ J. Lawrence Wilson
                                          -------------------------------------

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